UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41576

ECARX Holdings Inc.
(Translation of registrant’s name into English)

5/F, Building 1, Zhongteng Building
2121 Longteng Avenue
Xuhui District, Shanghai 200232
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—ECARX Announces Board Change

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By
Name	:	Jing (Phil) Zhou
Title	:	Chief Financial Officer

Date:

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